NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	December 31, 2001	December 31, 2000
	___________________	___________________
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,578,438	2,672,650

Total Diluted Shares	2,622,945	2,677,625

Net Income	$ 1,018,363	$ 908,574

Basic Earnings Per Share	$ 0.40	$ 0.34

Diluted Earnings Per Share	$ 0.39	$ 0.34

	Six Months Ended	Six Months Ended
	December 31, 2001	December 31, 2000
	___________________	___________________
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,577,759	2,676,111

Total Diluted Shares	2,623,427	2,684,346

Net Income	$ 1,960,725	$ 1,791,847

Basic Earnings Per Share	$ 0.76	$ 0.67

Diluted Earnings Per Share	$ 0.75	$ 0.67